EXHIBIT 99.1

Pan American Silver to Release Q3 2007 Financial Results November 9, 2007

Conference Call Rescheduled to November 12, 2007

 Q3 2007 Financial Results Release:       November 9, 2007 - after
                                           market close

 Conference Call and Webcast Changed to:  November 12, 2007 --
                                           8:00 am PST (11:00 am ET)

VANCOUVER, British Columbia, Nov. 7, 2007 (PRIME NEWSWIRE) -- The full results will be made available online after release on November 9, 2007 on Pan American Silver's website which can be found at www.panamericansilver.com.

Conference Call and Webcast details

  DIAL-IN NUMBERS
    North America toll-free:      1 (888) 694-4728
    International toll:           1 (973) 582-2745

  AUDIO WEBCAST
    The call will be broadcast live on the internet at:
    http://www.vcall.com/IC/CEPage.asp?ID=122299

 PLAYBACK (available for one week following the call)
    North America toll-free:      1 (877) 519-4471
    International toll:           1 (973) 341-3080
                   **Replay Pin # 9368810

The Pan American Silver Corp. logo is available at http://www.primenewswire.com/newsroom/prs/?pkgid=3233

CONTACT:  Pan American Silver Corp.
          Kettina Cordero
          604-684-1175
          Toll-Free  1-800-677-1845